Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of VeriChip Corporation and subsidiaries of our report dated March 14, 2007, which included explanatory paragraphs relating to: (i) the Company’s change in accounting principle for its method of accounting for stock-based compensation and (ii) that the Company may have insufficient rights to support its use of or to protect certain intellectual property, on our audits of the consolidated financial statements of VeriChip Corporation and subsidiaries as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, and related financial statement schedules included in VeriChip Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006.
/s/ Eisner LLP
New York, New York
August 9, 2007